Exhibit 99.2

To Partner With November 25, 2024

Disclaimer and Caution About Forward-Looking Statements

Certain statements in this presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Old National Bancorp (the "Company", "Old National", "ONB", "we" or "us") and Bremer Financial Corporation ("Bremer"), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transactions on the combined company's future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, the ability to successfully integrate the combined businesses, and statements on the slides entitled "Transaction Highlights", "Key Transaction Terms", "Key Financial Assumptions," "Financially Attractive Transaction Accelerating Top Quartile Returns," "Rapid Capital Accretion," "Creating Value For All Stakeholders," "Pro Forma Deposit Composition," "Pro Forma Loan Composition," and "Pro Forma Earnings Per Share Reconciliation." Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would", "believe," "contemplate", "expect," "estimate", "continue", "plan", "project" and "intend", as well as words of similar meaning or other statements concerning opinions or judgment of Old National or Bremer or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence which could cause actual results to differ materially from anticipated results, expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

- the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
- the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by Bremer's shareholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;
- the outcome of any legal proceedings that may be instituted against Old National or Bremer;
- the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Old National and Bremer operate;
- the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;
- the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;
- the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;
- the diversion of management's attention from ongoing business operations and opportunities;
- potential adverse reactions of Old National's or Bremer's customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
- a material adverse change in the financial condition of Old National or Bremer;
- changes in Old National's share price before closing;
- risks relating to the potential dilutive effect of shares of Old National's common stock to be issued in the proposed transaction;
- general competitive, economic, political and market conditions;
- major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and
- other factors that may affect future results of Old National or Bremer, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board, the Office of the Comptroller of the Currency and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Old National, Bremer, or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Old National's, Bremer's, or the combined company's results.

Although each of Old National and Bremer believes that its expectations with respect to forward looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Old National or Bremer will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Old National's most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 and quarterly reports on Form 10-Q, and other documents subsequently filed by Old National with the Securities and Exchange Commission (the "SEC"). The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Old National, Bremer or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Old National and Bremer urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Old National and Bremer. Forward looking statements speak only as of the date they are made and Old National and Bremer undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Old National and Bremer. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

OLD NATIONAL | BREMER BANK

2

Additional Information

Important Additional Information and Where to Find It

In connection with the proposed transaction, Old National intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the shares of Old National capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of Bremer and a prospectus of Old National (the "Proxy Statement/Prospectus"), and Old National may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLD NATIONAL, BREMER AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Old National and Bremer, may be obtained, free of charge, at the SEC's website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from Old National by accessing Old National's website at https://ir.oldnational.com. Copies of the Registration Statement, Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Old National's Investor Relations, Old National Bancorp, One Main Street, Evansville, Indiana, 47708, or by calling (812) 464-1366. The information on Old National's website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Bremer Data

Unless otherwise indicated, data about Bremer provided in this presentation, including financial information, has been obtained from Bremer management.

Pro Forma Forward-Looking Data

Neither Old National's nor Bremer's independent registered public accounting firms have studied, reviewed or performed any procedures with respect to the pro forma forward-looking financial data for the purpose of inclusion in this presentation, and, accordingly, neither have expressed an opinion or provided any form of assurance with respect thereto for the purpose of this presentation. These pro forma forward-looking financial data are for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the pro forma forward-looking financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the "Caution about Forward-Looking Statements" disclaimer on slide 2 of this presentation. Pro forma forward-looking financial data is inherently uncertain due to a number of factors outside of Old National's and Bremer's control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the pro forma forward-looking financial data. Inclusion of pro forma financial data in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Non-GAAP Financial Measures

This presentation includes certain financial measures derived from consolidated financial data but not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company believes that these non-GAAP measures, when taken together with its financial results presented in accordance with GAAP, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis. These non-GAAP financial measures, however, are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to GAAP measures. Please refer to the appendix for more information about the non-GAAP financial measures, and reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures.

Market and Industry Data

Unless otherwise indicated, market data and certain industry forecast data used in this presentation were obtained from internal reports, where appropriate, as well as third party sources and other publicly available information. Data regarding the industries in which the Company competes, its market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond the Company's control. In addition, assumptions and estimates of the Company and its industries' future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from assumptions and estimates.

OLD NATIONAL | BREMER BANK
3

A Combination Creating the Premier Midwest Regional Bank

Compelling Partnership[1]

Pro Forma Scale

Total Assets	Gross Loans	Deposits	Wealth AUM
$70B	$46B	$54B	$39B

Disciplined Approach Focused on Maximizing Shareholder Value[2]

~22% 2026E EPS Accretion	**2.0yrs** TBVPS Earnback	**~20%** Internal Rate Of Return	**10.2%** Pro Forma CET1 At Close
~1.3% Pro Forma 2026E ROAA	**18.4%** Pro Forma 2026E ROATCE	**~84%** Pro Forma Loans / Deposits At Close	**< 250%** Pro Forma CRE / Total RBC At Close[3]

Complementary Pro Forma Footprint[4]



ND
MN
SD
WI
MI
IA
IL
IN
OH
MO
KY
TN
OLD NATIONAL (289)
BREMER BANK (70)

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024.
1. Reflects pro forma balances as of September 30, 2024 for illustrative purposes. 2. Pro forma impact is presented for illustrative purposes only. Inclusive of all purchase accounting adjustments, merger costs, CECL provision expense, sale of CRE loans and common equity offering. See disclaimer "Pro Forma Forward-Looking Data" and slides 8 and 17 for key financial assumptions. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merger or to sell the loans at a price or other terms acceptable to us. See appendix for Pro Forma EPS reconciliation. 3. Reflects bank-level data. 4. Branch data as of June 30, 2024.

OLD NATIONAL | BREMER BANK

4

Transaction Highlights

OLD NATIONAL + BREMER BANK

Strategically Compelling

- ✓ Creates the premier regional bank in the Midwest and enhances all the objectives of our corporate strategy
- ✓ Adds an attractive, granular deposit base with concentration in the Twin Cities and other key upper Midwest markets
- ✓ Delivers significant scale with platform for strategic investments and capacity for continued organic growth
- ✓ Ability to leverage larger balance sheet and product suite across Bremer's commercial and wealth businesses
- ✓ Meaningfully expands wealth management and contribution of high-value, lower volatility revenue

Financially Attractive

- ✓ Continuation of our M&A strategy: attractive financial metrics driven by disciplined pricing
  - ~1.00x tangible book value and 6.1x 2025E EPS with cost savings[1]
  - ~22% accretive to 2026E EPS
  - ~10% TBVPS dilution at close with an earnback of 2.0 years
- ✓ Potential cost savings estimates include personnel and infrastructure investments required for a large regional bank
- ✓ Ability to accelerate top quartile returns and shareholder value creation
  - Pro forma 2026E ROAA of ~1.3% and ROTCE of 18.4%
- ✓ Expected rapid capital accretion provides strategic optionality

Low Risk Partnership

- ✓ Highly compatible, relationship-based business philosophies and culture
- ✓ Similar credit underwriting standards with outperformance relative to broader industry; Bremer's 10yr average NCO rate is only 6bps
- ✓ Planned retention of key market personnel and infrastructure with limited branch closures
- ✓ Long track record of successful partnerships and integrations

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024. Branch data as of June 30, 2024. Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward-Looking Data" and slide 8 and 17 for key financial assumptions.

1. Includes impact from ~$111M pre-tax fully phased-in cost savings in 2025.

OLD NATIONAL | BREMER BANK 5

28% 15% 44% 9% 3% 6% 18% 10% 13% 17% 16% 10% 9% Loan & Deposit Composition O O CRE Investor CRE $11.5B Loans $13.2B Deposits CLD Multifamily C&I 1 - 4 Family Cons. & Other 2 Agriculture Retail Time Jumbo Time Non - Int Demand Now & Other Trans. MMDA & Savings • Established in 1943 and headquartered in St. Paul, MN – 2 nd largest traditional bank headquartered in Minnesota • Private institution, ~86% owned by the Otto Bremer Trust (a charitable organization) • Operates 70 branches across Minnesota, Wisconsin and North Dakota • Primarily concentrated in Minneapolis - St. Paul with the 6 th ranked market share 1 • Community - focused banking model with commercially - oriented loan portfolio • High - quality, low - cost deposit base with competitive positioning in key markets Overview of Bremer Financial Corporation 6 Source: S&P Capital IQ, ONB filings and management and Bremer management and filings . Financial data as of the quarter ended September 30, 2024. Total may not sum to 100 due to rounding. Branch data as of June 30, 2024. 1. Rank based on traditional commercial banks. 2. Primarily state, politica l a nd municipal loans. 3. Based on the nine months ended September 30, 2024. Key Ratios Balance Sheet ($B) Profitability Company Overview Key Financial Metrics 3 3

Combined Footprint Enhances Regional Scale & Density in Key Markets

Expands Our Midwest Footprint…

($B)

MSAs with Bremer Contribution: Twin Cities, MN; St. Cloud, MN; Grand Forks, ND

	MSA	Branches	Deposits	% of Franchise	All Banks: Rank	All Banks: Market Share	Regional Banks[2]: Rank	Regional Banks[2]: Market Share
1	Chicago, IL	89	$16.4	32.7%	9	2.8%	4	7.7%
2	Twin Cities, MN[1]	47	9.0	18.0	3	4.0	2	5.2
3	Evansville, IN	15	4.2	8.4	1	35.5	1	35.5
4	Indianapolis, IN	21	2.1	4.2	12	2.4	9	3.2
5	Milwaukee, WI	6	1.4	2.8	9	1.9	6	2.7
6	Nashville, TN	7	1.0	1.9	16	1.0	12	1.3
7	Madison, WI	11	1.0	1.9	9	3.8	7	4.9
8	St. Cloud, MN	3	0.9	1.8	2	11.8	2	13.1
9	Bloomington, IN	5	0.8	1.7	2	22.4	1	30.4
10	Grand Forks, ND	3	0.6	1.3	2	16.2	2	17.1
	Top 10 Markets	**207**	**$37.4**	**74.7%**	**7**	**7.6%**	**4**	**10.3%**
	All Markets	**359**	**51.7**	**100.0**	**6**	**10.1**		

…With Density in The Twin Cities…

($M)

Minneapolis-St. Paul Market Dynamics[1]

		Deposits	% of Franchise
1	U.S. Bancorp	$111,326	21.1%
2	Wells Fargo	41,922	3.0
	Old National + Bremer	**8,992**	**18.0**
3	Huntington	6,604	4.2
4	Bank of Montreal	6,097	3.0
5	Bank of America	5,957	0.3
6	**Bremer Financial**	**5,452**	**42.6**
7	State Bankshares	4,161	34.7
8	Bridgewater	4,034	100.0
9	**Old National**	**3,540**	**8.8**
10	Choice Financial	2,997	68.6

…And Stronger Demographics

Median Household Income


National Average: $75.9k
$78.6k
$84.5k
$79.9k
Pro Forma

Proj. Pop. CAGR ('24 - '29E)


National Average: 2.4%
1.2%
2.9%
1.6%
Pro Forma

OLD NATIONAL | BREMER BANK

Source: S&P Capital IQ, ONB filings and management and Bremer filings. Financial data as of September 30, 2024 unless otherwise specified. Branch data as of June 30, 2024. Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward-Looking Data" and slides 8 and 17 for key financial assumptions. 1. Rank based on traditional commercial banks. 2. Excludes money center banks, trust banks and foreign-owned bank subsidiaries.

7

Key Transaction Terms

Transaction Structure

- Bremer shareholders will receive 4.182 ONB shares (fixed exchange ratio) and $26.22 per share in cash for each Bremer share
  - Aggregate consideration to Bremer shareholders equates to approximately 50 million shares of ONB and $315 million in cash
- Approximately 78% stock and 22% cash consideration
- Pro forma ownership: ~81.6% ONB, ~12.8% Bremer and ~5.6% new shareholders[1]

Transaction Value[2]

- Deal value of ~$1.401 billion
- Price / TBV: 1.00x
- Price / 2025E EPS: 9.7x
- Price / 2025E EPS with cost savings: 6.1x[3]

Common Equity Raise

- $400 million common equity offering
- Forward settlement mechanism to provide flexibility around settlement amount and date

Board Representation

- Otto Bremer Trust to appoint one Trustee to Old National Bancorp Board of Directors

Approvals & Timing

- Approval of Bremer shareholders required
  - Otto Bremer Trust will enter into a voting agreement at signing to approve the transaction (86% voting control of Bremer shares)
- Customary regulatory approvals
- Anticipated closing in the middle of 2025

OLD NATIONAL | BREMER BANK

Source: S&P Capital IQ, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024. Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward-Looking Data" and slides 8 and 17 for key financial assumptions. 1. Pro forma ownership assumes common equity raise base offering of $400M at $21.00, full exercise of 15% greenshoe and full physical settlement for illustrative purposes. 2. Based on ONB's closing stock price on November 22, 2024 of $21.65. 3. Includes impact from ~$111M pre-tax fully phased-in cost savings in 2025.

8

Financially Attractive Transaction Accelerating Top Quartile Returns

Disciplined M&A Strategy[1]

	Announced Deal Metrics	
2026E EPS Accretion	~22%	✓
TBVPS Earnback Period[2]	2.0yrs	✓
Internal Rate Of Return	~20%	✓

Strong Pro Forma Capital Position[1]

	Capital At Close	
CET1	10.2%	✓
TRBC	12.2%	✓
CRE / TRBC[3]	244%	✓

Pro Forma Top Quartile Profitability[1,4]

2026E ROATCE


18.4%
14.5%
14.1%
12.5%
Pro Forma
Standalone
Top Quartile
Median

2026E ROAA


1.34%
1.30%
1.19%
1.12%
Pro Forma
Top Quartile
Standalone
Median

2026E Efficiency Ratio


49%
52%
53%
56%
Pro Forma
Standalone
Top Quartile
Median

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024.

1. Pro forma impact is presented for illustrative purposes only. Inclusive of all purchase accounting adjustments, merger costs, CECL provision expense, sale of CRE loans and common equity offering. See disclaimer "Pro Forma Forward-Looking Data" and slides 8 and 17 for key financial assumptions. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merger or to sell the loans at a price or other terms acceptable to us. See appendix for Pro Forma EPS reconciliation.
2. Earnback period calculation is based on the crossover method.
3. Reflects bank-level data.
4. Analysis based on public U.S. banks $20bn-$100bn in total assets.

OLD NATIONAL | BREMER BANK

9

Rapid Capital Accretion

Snapshot of Projected Pro Forma Capital Ratios at Close[1]

10.2%	8.2%	12.2%
CET1 Ratio	Leverage Ratio	Total RBC Ratio

Enhanced Earnings & Accretion of Fair Value Marks[1]

Pro Forma CET1 Ratio



6 Quarters of Projected Core Retained Earnings
Benefit From Remaining FV Marks Accretion After 2026
10.2%
1.9%
0.7%
(0.6%)
(0.8%)
0.5%
12.9% 4
11.8%
CET1 (at Close) 1
ONB Standalone Earnings
Bremer Synergized Earnings 2
Dividends
RWAs & Other 3
Accretion of FV Marks
CET1 (2026E)

Key Takeaways[1]

- Meaningful capital generation from expected $1.3B+ of combined core earnings over 18 months post-closing
- ~160bps in expected CET1 growth by year-end 2026
- 2026E CET1 expected to end at a strong 11.8%

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024.

1. Pro forma impact is presented for illustrative purposes only. Inclusive of all purchase accounting adjustments, merger costs, CECL provision expense and sale of CRE loans and common equity offering. See disclaimer "Pro Forma Forward-Looking Data" and slides 8 and 17 for key financial assumptions. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merger or to sell the loans at a price or other terms acceptable to us. See appendix for Pro Forma EPS reconciliation.
2. Reflects impact from Bremer standalone projected earnings and cost savings.
3. Includes ~$14M net impact to CET1 from sale of CRE loans, amortization of intangibles and other adjustments.
4. Reflects impact from remaining after-tax fair value marks through earnings post-2026, prior to any additional risk-weighted asset growth.

OLD NATIONAL | BREMER BANK

10

Comprehensive Due Diligence

	Old National Diligence Summary[1]
By The Numbers	**75+** ONB internal Participants; **20+** External participants, including consultants and advisors; **~3,400** Files posted to virtual data room and reviewed by ONB due diligence team; **~1,200** Individual Bremer commercial loans were reviewed (70% of commercial exposure); **100%** Bremer consumer loans reviewed or modeled
Disciplined & Experienced With M&A	• Management and employees have significant acquisition and integration experience ◦ Old National management team has successfully completed and integrated 9 bank M&A transactions over the last 10 years ◦ Integration process will evaluate and reflect best practices and people at each bank
Thorough Due Diligence Process	• Comprehensive process led by Old National senior leadership team ◦ Significant alignment in credit philosophy, approach and risk appetite ◦ Strong risk and compliance culture throughout each organization • Detailed review of both companies' cost structure and expected synergies • Extensive credit due diligence performed, including thorough loan file review to assess risk appetite, underwriting practices, loan administration and risk rating accuracy

Diligence Focus

Credit	Commercial & Treasury Management
Community Banking	Wealth
Human Resources	Information Technology
Balance Sheet, Liquidity and Capital	Vendor Management
Legal, Audit, Risk and Compliance	Finance, Tax & Accounting
Operations	Facilities

OLD NATIONAL | BREMER BANK

Source: ONB management.
1. Amounts and percentages are approximated.

11

Strengthening and Supporting Our Communities

Old National announced an expanded $9.5 billion 5-year Community Growth Plan in April 2024, underscoring our long-standing commitment to support historically underserved and economically disadvantaged individuals, families and communities throughout our footprint.

Banking with a Heart

- Since 2006, our team members have volunteered more than 1.2 million hours
- ~$334M in equity funding to disadvantaged businesses and communities since 2015[1]

2023

- Over 57,000 combined service hours in 2023 alone (total value of ~$27 million)
- ~$12M in total grants and sponsorships benefiting more than 2,000 organizations
- $564M in CRA-eligible community development loans[1]

2023 Minnesota Community Impact

5,000+
Team Member Volunteer Hours

52%
Funds went to organizations who primarily serve underrepresented communities

> $330k
ONB Foundation Grants to Minnesota Nonprofits

> $550k
Invested across Minnesota Sponsorships

27%	Health & Human Services
19%	Education
13%	Community Sustainability
9%	Youth Services and Athletics
8%	Economic Development

7%	Affordable Housing
6%	Arts & Culture
5%	Workforce Development and Financial Literacy
6%	Other

Future Plans

- ✓ Planning to enhance existing community investment program
- ✓ Focus on increased lending, investment and expanded philanthropic effort throughout Bremer's communities
- ✓ Opportunity to partner with the Otto Bremer Trust on furthering their vision and supporting important initiatives in the upper Midwest

OLD NATIONAL | OTTO BREMER TRUST™

Committed to Diversity, Equity & Inclusion

47%	50%	67%	25%	100%
Corporate Board Diversity (Women + People of Color)	*Executive Leader Diversity (Women + People of Color)*	*Old National Team Members are Women*	*Total Workforce Racial / Ethnic Diversity*	*Score on Disability Equality Index Best Places to Work*

OLD NATIONAL | BREMER BANK

Source: ONB management and filings.
1. Metric as of 2023.

12

Creating Value For All Stakeholders[1]

Attractive Pro Forma Scale and Profitability & Well-Positioned for Continued Outperformance

Pro Forma Scale[2]

Total Assets	Gross Loans	Deposits	Branches	AUM
$70B	$46B[3]	$54B	359	$39B

~22%	18.4% ROATCE	2.0yrs[4]	~10.2% CET1	~160bps
2026E EPS Accretion	Top Quartile Profitability	Crossover TBVPS Earnback	Robust Capital	Expected CET1 Growth in 18 Months

Source: S&P Capital IQ, ONB filings and management and Bremer fillings. Financial data as of the quarter ended September 30, 2024 unless otherwise specified. Branch data as of June 30, 2024.
1. Pro forma impact is presented for illustrative purposes only. Inclusive of all purchase accounting adjustments, merger costs, CECL provision expense, sale of CRE loans and common equity offering. See disclaimer "Pro Forma Forward-Looking Data" and slide 8 and 17 for key financial assumptions. See appendix for Pro Forma EPS reconciliation. 2. Based on September 30, 2024 balances for illustrative purposes. 3. Includes impact from CRE loan sale. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merger or to sell the loans at a price or other terms acceptable to us. 4. Earnback period calculation is based on crossover method.

OLD NATIONAL | BREMER BANK 13

Proven Track Record of Enhancing Franchise Value

	OLD NATIONAL 2013	OLD NATIONAL 2024E	OLD NATIONAL + BREMER BANK[1] 2026E
Assets ($B)	$10	$54	$77
AUM ($B)[1]	$6	$31	$39
Core EPS	$1.05	$1.83	$2.56
ROATCE	13.7%	15.9%	18.4%
Efficiency Ratio	67%	55%	49%
Deposits / Branch ($M)	$42.7	$141.3	$164.9
Avg. MSA Population	463k	4.6m	4.0m
Median HHI	$40,663	$78,573	$79,903

Franchise Transformation

- Build scale and capabilities to better serve our clients and compete with larger competitors
- Execute strategic partnerships designed to deliver attractive returns and create shareholder value
- Invest in technology and initiatives to drive efficiencies
- Compound shareholder capital while positioning to produce strong risk-adjusted returns
- Expand into attractive markets across our footprint to enhance growth potential

New Markets[1,2]

Chicago	~$16bn in Deposits, #9 in Market Share
Twin Cities	~$9bn in Deposits, #3 in Market Share
Indianapolis	~$2bn in Deposits, #12 in Market Share
Milwaukee	~$1bn in Deposits, #9 in Market Share
Nashville	~$1bn in Deposits, #16 in Market Share

Bremer adds $5bn+ deposits in Minneapolis-St. Paul

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024. Branch data as of June 30, 2024.

1. Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward-Looking Data" and slide 8 and 17 for key financial assumptions.
2. Market share rank based on traditional commercial banks.

OLD NATIONAL | BREMER BANK

14

Appendix

$57 $71 $73 $82 $105 2019 2020 2021 2022 2023 The Otto Bremer Trust will own ~11% 1 of Old National and appoint one Trustee to its Board A Long - Term Shareholder & Partnership for Good 16 • The Otto Bremer Trust is a private charitable trust based in St. Paul, Minnesota • 501(C)(3) tax - exempt organization that has owned 86% or more of Bremer for 80+ years • Chartable Focus Areas: Basic Needs, Community Asset Building, Health & Well Being, Restorative & Emergency Services Over $1 Billion of Community Investments 2023 Investment Highlights Minnesota ~$61mm 638 Grants & PRIs 2 Montana ~$12mm 124 Grants & PRIs 2 North Dakota ~$8mm 85 Grants Wisconsin ~$24mm 290 Grants & PRIs 2 ($M) Source: Otto Bremer Trust press releases . 1. Pro forma ownership assumes common equity raise base offering of $400M at $21.00, full exercise of 15% greenshoe and full phy sic al settlement for illustrative purposes. 2. Program related investments (PRIs).

Key Financial Assumptions

Earnings
- ONB projections based on Wall Street consensus estimates
- Bremer projections based on ONB management's estimates following extensive due diligence (~0.85% run-rate ROAA)

Synergies & Merger Costs
- Cost savings of ~30% of Bremer's 2025E noninterest expense (~$111 million pre-tax)
  - 25% realized in 2025 and 100% in 2026 and thereafter
- Revenue synergies expected but not included
- ~$194 million pre-tax one-time merger expenses (fully-reflected in pro forma tangible book value estimate at closing)

Loan Fair Value Marks[1]
- Gross credit mark of $190 million or ~1.6% of Bremer's gross loans (equivalent to 1.8x existing reserves)
  - Credit mark allocated ~60% PCD and ~40% non-PCD
  - Non-PCD credit mark accreted into earnings over 7 years using sum-of-the-years digits
- Reserve for non-PCD loans and unfunded commitments established on Day 2 (reflected in pro forma TBV at closing)
- $585 million interest rate mark; accreted over 7 years using sum-of-the-years digits

Other Fair Value Marks
- Securities mark of $384 million (in addition to AOCI losses); accreted over 5 years using straight line method
- Write-up of $18 million on interest-bearing liabilities; accreted over 2.5 years using straight line method

Intangibles
- Core deposit intangible of $479 million, or 4.0% of non-time deposits; amortized sum-of-years digits over 10 years
- Customer relationship intangible of $20 million; amortized sum-of-years digits over 13 years

CRE Loan Sale[2]
- Up to ~$2.4 billion CRE loans expected to be sold post-close
- Maintains CRE / TRBC ratio below 250%

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer fillings. Financial data as of the quarter ended September 30, 2024. Note: Fair value marks reflect pre-tax figures.
1. All balance sheet marks are preliminary subject to change.
2. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merger or to sell the loans at a price or other terms acceptable to us.

OLD NATIONAL | BREMER BANK
17

28% 15% 44% 9% 3% 23% 20% 39% 12% 5% Pro Forma Deposit Composition $ 40.8B $13.2B $54.1B Source: S&P Capital IQ, ONB filings and management and Bremer filings . Financial data as of the quarter ended September 30, 2024 . Total may not sum to 100 due to rounding. Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward - Looking Data" and slide 8 and 17 for key financial assumptions. Q3‘24 Cost of Deposits: 2.25% Q3‘24 Cost of Deposits: 2.33% Q3‘24 Cost of Deposits: 2.26% Pro Forma Non - Int. Demand NOW & Other Trans. MMDAs & Savings Retail Time Jumbo Time Non - Int. Demand NOW & Other Trans. MMDAs & Savings Retail Time Jumbo Time Non - Int. Demand NOW & Other Trans. MMDAs & Savings Retail Time Jumbo Time 18

6% 18% 10% 13% 17% 16% 10% 8% 7% 24% 11% 13% 15% 23% 4% Pro Forma Loan Composition $36.4B $11.5B $45.6B Pro Forma Q3‘24 Yield: 6.36% Q3‘24 Yield: 5.84% Q3‘24 Yield: 6.23% C LD Multifamily OO CRE C&I 1 - 4 Family Other Consumer Agriculture C LD Multifamily OO CRE C&I Other Consumer Agriculture C LD Multifamily OO CRE C&I Other Consumer Agriculture Investor CRE 2 Source: S&P Capital IQ, ONB filings and management and Bremer fillings. Financial data as of the quarter ended September 30, 202 4. Total may not sum to 100 due to rounding. Pro forma impact is presented for illustrative purposes only. Does not include purchase accounting adjustments. See disclaime r " Pro Forma Forward - Looking Data" and slides 8 and 17 for key financial assumptions. 1. Loan total and composition include impact from CRE loan sale. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merger or to sell the loans at a price or other terms acceptable to us. 2. Includes state, political and municipal loans. 1 - 4 Family 1 - 4 Family Investor CRE Investor CRE 19 1

0.07% 0.06% 0.11% ONB Barley Regional Banks 0.11% 0.16% 0.16% ONB Barley Regional Banks History of Strong Credit Quality Both franchises have a history of strong credit performance driven by a conservative approach to risk 15yr Cumulative NCOs Regional Banks 2 5yr Average Regional Banks 2 YTD 2024 Source: S&P Capital IQ, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2 024 . 1. Excludes PCD loans with allowance at acquisition. 2. Based on public U.S. banks $20bn - $100bn in total assets. 1 Regional Banks 2 NCOs / Average Loans 20

2026E EPS reconciliation $ millions ONB net income (consensus estimate) $669.0 Bremer net income (ONB management's estimate) 151.6 After-tax transaction adjustments Cost savings $87.7 Rate marks accretion 177.2 Non-PCD credit mark accretion 11.0 Intangible amortization (64.1) Earnings impact from CRE loan sale (34.6) Other adjustments 5.6 ONB pro forma net income $1,003.5 Pro forma average diluted shares outstanding 392.1 Pro forma 2026E EPS $2.56 ONB standalone EPS $2.09 EPS accretion to ONB ($) $0.47 EPS accretion to ONB (%) 22.4% Pro Forma Earnings Per Share Reconciliation Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended Septem ber 30, 2024 . Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward - Looking Data" and slide 8 and 17 for key financial assumptions. 1. Based on 2026E median consensus estimates. 2. There can be no assurance that we will be able to find a prospective purchaser for the CRE loan sale concurrent with the merg er or to sell the loans at a price or other terms acceptable to us. 21 1 2

Purchase Accounting Summary

Tangible book value per share build to close	$ millions	Basic shares (millions)	$ Per share
ONB tangible book value as of 9/30/24 [1]	$3,818	319	$11.97
(+) Three quarters of consensus earnings prior to close	453		
(–) Three quarters of dividends prior to close	(134)		
(+) Amortization of existing intangibles	22		
ONB standalone tangible book value per share at close	**$4,160**	**319**	**$13.04**
Pro forma merger adjustments			
ONB standalone tangible book value at close	$4,160	319	$13.04
(+) Common equity issued as consideration	1,086	50	
(+) Third-party equity issuance [2]	442	22	
(–) Goodwill & intangibles created	(885)		
(–) Restructuring charges	(153)		
(–) Day 2 CECL provision for non-PCD loans	(60)		
(–) Day 2 provision for unfunded comittments	(4)		
ONB pro forma tangible book value per share at close	**$4,587**	**391**	**$11.73**
TBVPS dilution to ONB ($)			**($1.31)**
TBVPS dilution to ONB (%)			**(10.1%)**

Goodwill & other intangible asset recognition	$ millions
Merger consideration	**$1,401**
Bremer tangible book value at close	1,443
(–) Fair value adjustments (pre-tax)	(1,064)
(+) Net DTA / (DTL) from fair value adjustments	263
Adjusted tangible book value at closing	**$641**
Excess over adjusted tangible book value	$760
(–) Core deposit intangibles created	(479)
(–) Client relationship intangibles created	(20)
(+) DTL on intangibles created	125
Goodwill created	**$385**

Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer filings. Financial data as of the quarter ended September 30, 2024.
Note: Based on assumptions as of announcement date; subject to change at transaction closing. Pro forma impact is presented for illustrative purposes only. See disclaimer "Pro Forma Forward-Looking Data" and slide 8 and 17 for key financial assumptions. See disclaimer "Non-GAAP Financial Measures."

1. Old National tangible book value equal to common shareholders equity less goodwill and other intangible assets.
2. Assumes common equity raise base offering of $400M at $21.00, net of underwriting spread, full exercise of 15% greenshoe and full physical settlement for illustrative purposes.

OLD NATIONAL | BREMER BANK
22

Non - GAAP Reconciliation Source: S&P Capital IQ, FactSet, ONB filings and management and Bremer management. Financial data as of the quarter ended Sep tem ber 30, 2024 . 23 $M September 30, 2024 Shareholders' equity $6,367 Less: Preferred equity (244) Shareholders' common equity 6,124 Less: Goodwill and other intangible assets (2,305) Tangible shareholders' common equity $3,818 Common shares outstanding (millions) 319 Tangible common book value per share $11.97 Old National Bremer ONB share price at November 22, 2024 $21.65 Price / tangible book value per share 1.81x $M September 30, 2024 Shareholders' equity $1,516 Less: Goodwill and other intangible assets (113) Tangible shareholders' common equity $1,403 Common shares outstanding (millions) 12 Tangible common book value per share $116.88 Transaction price $1,401 Transaction price / tangible book value 1.00x